1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

August 16, 2022

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Carlyle Tactical Private Credit Fund (File Nos. 333-222106 and 811-23319) (the “Fund”)

Dear Ms. Vroman-Lee:

We are writing in response to telephonic comments provided on August 12, 2022 with respect to Post-Effective Amendment No. 15 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on July 18, 2022, on behalf of the Fund. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Registration Statement.

1.	Comment: Please explain supplementally why the incentive fee is not the same for all share classes in the “Summary of Fees and Expenses” section of the prospectus.

Response: The incentive fee is calculated at the Fund level and is then allocated to each class on a pro rata basis based on the daily net assets of each class of the Fund in accordance with Rule 18f-3 under the 1940 Act. The incentive fee across share classes is slightly different due to rounding caused by intra year changes in the daily net assets calculated for each class. We expect the number to be materially the same across all classes going forward.

2.

Comment: The “Use of Proceeds” section of the prospectus includes the following disclosure: “The Fund expects to invest the proceeds obtained by it promptly after receipt of such proceeds to pursue its investment program...”. Please disclose that the Fund expects to invest proceeds within three months (or between three and six months with reasoning for the expected delay) in accordance with Guide 1 to Form N-2, or explain supplementally why this is not the case for the Fund.

Response: The Fund will include the requested disclosure in future filings, as shown below:

The Fund expects to invest the proceeds obtained by it promptly (and in any event, within three months) after receipt of such proceeds to pursue its investment program, investing the proceeds first in more liquid credits, then into other credit strategies as the opportunities become available to the Fund.

3.

Comment: The “Asset Segregation” subsection of the “Types of Investments and Related Risks – Risks Relating to Investment Strategies, Fund Investments and the Fund’s Investment Program” section of the prospectus includes the following disclosure: “As noted above, in August 2022, the SEC and its staff will rescind and withdraw applicable guidance and relief regarding asset segregation and coverage transactions, which it is anticipated will cause the Fund to need to change its practices in this respect.” Please confirm supplementally that the Fund’s practices will be updated by Rule 18f-4’s compliance date of August 19, 2022.

Response: We hereby confirm that the Fund’s practices will be updated by Rule 18f-4’s compliance date of August 19, 2022, and the Fund’s disclosure will be updated accordingly after such date.

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Should you have any questions regarding this letter, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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